Exhibit 99.1

Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Election of Directors and Results of the Annual Special Meeting

Toronto, Ontario, May 21, 2014 – Caledonia Mining Corporation (“Caledonia” or the “Company”) announces the results of the election of directors at its Annual Special Meeting (“the Meeting”) held on May 20, 2014 in Toronto, Ontario.

The total number of voting shares represented by shareholders present in person and by proxy at the Meeting was 14,689,600, representing 28.19% of Caledonia’s outstanding voting shares.

The seven nominees proposed by management for election as directors were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Leigh Wilson	10,306,756	98.13%	177,362	1.69%
John Kelly	10,264,756	97.91%	219,362	2.09%
Johan Holtzhausen	10,274,440	98.00%	209,678	2.00%
Richard Patricio	10,269,893	97.96%	214,225	2.04%
James Johnstone	10,260,391	97.87%	223,727	2.13%
Stefan Hayden	10,244,646	97.72%	239,472	2.28%
Steve Curtis	10,270,876	97.97%	213,242	2.03%

In addition, at the Meeting, KPMG Inc. was re-appointed as auditors of Caledonia for the fiscal year ending December 31, 2014, the shareholder rights plan agreement dated December 5, 2013 was ratified and approved, and the unallocated options issuable pursuant to Caledonia’s stock option plan were approved and authorised.

About Caledonia Mining

Caledonia is a mining, exploration and development company focused on Southern Africa.  Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751